SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM U-6B-2

                 Certificate of Notification

                  Certificate is filed by:

                Entergy-Koch Trading Limited
                       Equitable House
                   47 King William Street
                       London EC4R 9JD


     This certificate is notice that Entergy-Koch Trading
Limited, a company formed pursuant to the laws of England and Wales ("EKTL") has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of
Section 6 (a) of the Public Utility Holding Company Act of
1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

      1.     Type of security or securities:
             Promissory note issued on October 2,
             2002 by EKTL pursuant to the terms
             of an Inter-company Credit Agreement
             between Entergy-Koch, LP ("EKLP")
             and EKTL, which Credit Agreement was
             entered into effective February 1,
             2001 (the "Credit Agreement").

      2.     Issue, renewal or guaranty:
             Issuance.

      3.     Principal amount of each security:
             Not applicable.

      4.     Rate of interest per annum of each
             security:
             EKLP's "effective cost of capital,"
             as such term is used in Rule 52(b)
             under the Act, as determined from
             time to time by EKLP.

      5.     Date of issue, renewal or guaranty
             of each security:
             Subject: to the terms of the Credit
             Agreement, EKTL may request advances
             from time to time up to the amount
             available under the Credit
             Agreement, as determined in EKLP's
             sole discretion.  As of the date of
             the promissory note, funds in the
             amount of $70,500,000 had been
             advanced by EKLP to EKTL.

      6.     If renewal of security, give date of
             original issue:
             Not applicable

      7.     Date of maturity of each security:
             Each advance shall mature at such
             time as provided in the Credit
             Agreement, but in any event not
             later than February 1, 2006.

      8.     Name of the person to whom each
             security was issued.
             EKLP

      9.     Collateral given with each security,
             if any:
             Not applicable.

     10.     Consideration received for each
             security:
             The full principal amount of each
             advance.

     11.     Application of proceeds of each
             security:
             To be used by EKTL for general
             business purposes.

     12.     Indicate by ("X") after the
             applicable statement below whether
             the issue, renewal or guaranty of
             each security was exempt from the
             provisions of Section 6 (a) because
             of::

            a.   the provisions contained in the
                 first sentence of Section 6
                 (b):
             b.  the provisions contained in the
                 fourth sentence of Section
                 6 (b):
             c.  the provisions contained in any
                 rule of the Commission other
                 than Rule U-48: X

     13.     If the security or securities were
             exempt from the provisions of
             Section 6 (a) by virtue of the first
             sentence of Section 6 (b), give the
             figures which indicate that the
             security or securities aggregate
             (together with all other then
             outstanding notes and drafts of a
             maturity of nine months or less,
             exclusive of days of grace, as to
             which such company is primarily or
             secondarily liable) not more than 5
             per centum of the principal amount
             of par value of the other securities
             of such company then outstanding:
             Not applicable.


     14.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of the fourth
             sentence of Section 6 (b), name the
             security outstanding on January 1,
             1935, pursuant to the terms of which
             the security or securities herein
             described have been issued:
             Not applicable.

     15.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of any rule of
             the Commission other than Rule U-48,
             designate the rule under which
             exemption is claimed:
             Rule 52(b).



                         ENTERGY-KOCH TRADING LIMITED


                         BY:  /s/   Timothy P. Southern
                                   Timothy P. Southern
                                Director/Vice President/
                                Chief Financial Officer


Date:  October 16, 2002